UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                                   -----------


                           NOTIFICATION OF LATE FILING

(Check one):  [ ] Form 10-K   [ ] Form 20F  [ ] Form 11-K  [X] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

                       For Period Ended:  February 28, 2005

                       [ ]  Transition Report on Form 10-K
                       [ ]  Transition Report on Form 20-F
                       [ ]  Transition Report on Form 11-K
                       [ ]  Transition Report on Form 10-Q
                       [ ]  Transition Report on Form N-SAR

      For the Transition Period Ended:
                                       -----------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
-------------------------------


Rub A Dub Soap, Inc.
----------------------------------------------------------------------------
Full Name of Registrant


----------------------------------------------------------------------------
Former Name if Applicable


13279 West Ohio Avenue, Lakewood, Colorado 80228
----------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


PART II - RULES 12b-25 (b) AND (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed. (Check box if appropriate)

     [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [_]  (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III - NARRATIVE
--------------------

     Management has not been able to finalize the financials in time for the filing deadline. Management expects to file its Form 10-QSB on or prior to termination of the extension period.


PART IV - OTHER INFORMATION
---------------------------

     (1)  Name and address of person to contact in regard to this notification:

             Lisa R. Powell, President
             13279 West Ohio Avenue, Lakewood, Colorado 80228

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Rub A Dub Soap, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 14, 2005                         By: /s/ Lisa R. Powell
                                                 --------------------------
                                                 Lisa R. Powell, President